Exhibit 99.1

June 16, 2010

To: Algonquin Power & Utilities Corp. Shareholders

Re: Matters to be dealt with at the 2010 Annual and Special Meeting

The Board of Directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Company”) continually focuses on a commitment to the highest standards of corporate governance practices. Following the mailing of the management information circular for the Company’s June 23, 2010 annual and special meeting of shareholders (“Annual Meeting”) and in order to enhance the Company’s corporate governance the Company undertakes as follows:

1.	To introduce individual director elections (versus slate director elections) before the next annual general and/or special meeting of shareholders.

2.	To propose amendments to its Stock Option Plan (the “Plan”) to its shareholders as set out below no later than at its next annual general and/or special meeting of shareholders.

a.	Non-Employee Director Participation

Non-employee director participation in the Plan will be limited to the lesser of (i) a reserve of 1% of the shares outstanding for non-employee directors as a group and (ii) an annual equity award value of $100,000 per director.

b.	Shareholder Approval Required for Certain Amendments to the Plan

Shareholder approval will be required for the following amendments to the Plan:

•	reduction of the exercise price, or cancellation and reissuance of options or other entitlements, of non-insider options granted under the Plan;

•	extension of the term of options beyond the original expiry date of non-insider options;

•	changing the eligible participants that may permit an increase to the limit previously imposed on non-employee director participation;

•	permitting options granted under the Plan to be transferable or assignable other than for estate settlement purposes; and

•	amending the Plan’s amendment provisions.

3.	Pending shareholder approval of the above-noted amendments to the Plan, not to take any actions pursuant to such Plan which would be in contravention of the above noted terms of such proposed amendments to the Plan.

In addition, regarding the resolution to approve the issuance of shares for the internalization of management:

•	The Board believes this initiative is an important step in good corporate governance and continues to recommend shareholder support of this resolution.

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The Board strongly believes that an internal management team significantly improves the alignment of management interests with shareholders, and is necessary from a corporate governance perspective particularly in light of the Company’s recent conversion to a corporate structure.

•	The Board believes that a payment in shares as opposed to a cash payment also improves alignment of management with shareholder interests.

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Given the five year rolling term of the external management contract and the direction from shareholders to internalize management, the Board retained Blair Franklin as an independent advisor to evaluate the external management contract and provide an opinion on the fairness, from a financial point of view, on the number of shares to be paid as compensation for termination of the management agreement. Blair Franklin performed a complex and thorough analysis, and issued a fairness opinion confirming that the consideration to be paid by the Company for the termination of the Management Agreement equal to 1,158,749 shares is fair, from a financial point of view, to the Shareholders.

(Signed) “Ken Moore”

Chairman of the Board Algonquin Power & Utilities Corp.